Exhibit 99 – Risk Factors

Forward-Looking Statements

From time to time, the Company may make or publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, and similar matters. Such statements are necessarily estimates reflecting the Company’s best judgment based on current information. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Such statements are usually identified by the use of words or phases such as “believes,” “anticipates,” “expects,” “estimates,” “intends,” “planned,” “outlook,” and “goal.” Because forward-looking statements involve risks and uncertainties, the Company’s actual results could differ materially. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company’s actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company’s forward-looking statements.

While it is impossible to identify all such factors, the risks and uncertainties that may affect the operations, performance and results of the Company’s business include the following:

1.
The Company’s revenues are highly dependent on research and development expenditures and compliance testing expenditures by the pharmaceutical and biotechnology industries. Decreases in such expenditures, including those resulting from a general economic decline in these industries, would decrease the demand for the services and products provided by the Company and could have a material adverse effect on the Company.

2.
The Company’s product, Culex® Automated Blood Sampler device, is a significant product. Non-acceptance or major difficulties with the device could have a material adverse effect on the Company’s gross profit.

3.
The Company has benefited from the growing tendency of companies to engage independent organizations to conduct development and testing projects. Any reduction in the outsourcing of research, development or testing activities, or any reduction in public funding of science and technology would decrease the demand for the services and products provided by the Company and could have a material adverse effect on the Company’s business, operations and financial condition.

4.
During 2003, Pfizer and Pharmacia, the Company’s two largest clients in 2002 and 2001, merged. Treated as a single entity during 2004, 2003, 2002 and 2001, Pfizer would have accounted for approximately 12.5%, 16.0%, 28.3% and 30.6%, respectively, of the Company’s total revenue and 11.0%, 17.2% and 22.0% of total trade accounts receivable at September 30, 2004, 2003 and 2002, respectively. Although this merger negatively affected the Company’s preclinical research business as Pharmacia was absorbed and restructured, other relationships were not affected. The Company deals with at least 20 different research groups within the new Pfizer, each focused on a particular development function, each having little intercourse with any other. This is typical among the Company’s large, multinational clients. The Company treats most of these as separate, virtually unrelated, entities. There can be no assurance that the Company’s business will not continue to be dependent on continued relationships with Pfizer or other clients, or that annual results will not be dependent on the performance of a few large projects. In addition, there can be no assurance that significant clients in any one period will continue to be significant clients in other periods.

5.
The Company’s business is labor intensive and involves delivery of highly specialized professional services. The Company’s future growth and success depends in large part upon its ability to attract, train, manage and retain highly skilled professional, scientific and technical operating staff. There is significant competition from the Company’s competitors as well as from the in-house research departments of pharmaceutical and biotechnology companies and other enterprises for employees with the skills required to perform the services offered by the Company. Although the Company has confidentiality agreements with its scientific and technical operating personnel, the Company does not have in place covenants not to compete that would directly preclude its employees from being employed by a competitor. There can be no assurance that the Company will be able to attract, train, manage and retain a sufficient number of highly skilled employees in the future or that it will continue to be successful in training, retaining and managing its current employees. The loss of a significant number of employees or the Company’s inability to hire sufficient numbers of qualified employees could have a material adverse effect on the Company’s ability to obtain and perform contracts to provide its services.

6.
The Company relies to a significant extent on a number of key executives, including Peter T. Kissinger, Ph.D., its Chief Executive Officer and Chairman of the Board. The Company maintains key man life insurance on Dr. Kissinger in the amount of $1.0 million. The loss of the services of any of the Company’s key executives could have a material adverse effect on the Company.

7.
The Company’s revenues are dependent, in part, upon continued compliance with governmental requirements applicable to facilities and techniques used in the manufacture of products for clinical use and the provision of services. The Company’s facilities are subject to scheduled periodic regulatory inspections to ensure compliance with FDA requirements. Failure on the part of the Company to comply with applicable requirements could result in the termination of ongoing research, the discontinuance of selected operations of the Company, the disqualification of data for submission to regulatory authorities and fines and penalties being assessed against the Company.

8.
Risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result. Such damages could have a material adverse effect on the Company’s business and results of operations.

9.
With respect to its products, the Company competes with several large equipment manufacturers and, with respect to its services, the Company primarily competes against in-house research departments of pharmaceutical and biotechnology companies and other full-service CROs. Many of the Company’s competitors possess substantially greater capital, technical and other resources than the Company. The Company’s failure to compete effectively in any one or more of these areas could have a material adverse effect on the Company’s business, operations and financial condition.

10.
Generally, the Company’s research contracts are terminable by the client upon 30 days written notice at any time. In fiscal year 2004, 67% of revenues were from contract research. Most service contracts have cancellation charges. Those charges vary, depending on the type of service provided and the investment in materials and the facilities and people committed. Cancellation fees after contract signing but before study commencement can vary from $5,000 to $30,000, depending on the total contracted costs of the study and how much notice is given before the study is scheduled to begin. In virtually all recorded studies cancelled while in progress, the Company has recovered all prepaid costs, normally 25% to 50% of total project costs. Additional charges are often also applied. Contracts may be terminated for a variety of reasons, including the client’s decision to forego a particular study, failure of products to satisfy safety requirements, and/or unexpected or undesired product testing results. The loss of business from a significant client or the cancellation of a major contract or series of commitments could have a material adverse effect on the Company’s revenues.

11.
The Company’s business is dependent, in part, on its ability to obtain patents in various jurisdictions on its current and future technologies and products, to defend its patents and protect its trade secrets and to operate without infringing on the proprietary rights of others. There can be no assurance that the Company’s patents will not be challenged by third parties or that, if challenged, those patents will be held valid. In addition, there can be no assurance that any technologies or products developed by the Company will not be challenged by third parties owning patent rights and, if challenged, will be held not to infringe on those patent rights. The expense involved in any patent litigation can be significant. The Company also relies on unpatented proprietary technology, and there can be no assurance that others will not independently develop or obtain similar products or technologies.

12.
In certain circumstances, the Company seeks to manage its liability risk through contractual provisions with clients requiring the Company to be indemnified by the client or covered by the clients’ product liability insurance policies. Although most of the Company’s clients are large, well-capitalized companies, the financial performance of these indemnities is not secured. Therefore, the Company bears the risk that the indemnifying party may not have the financial ability to fulfill its indemnification obligations or the liability would exceed the amount of applicable insurance. Furthermore, the Company could be held liable for errors and omissions in connection with the services it performs. There can be no assurance that the Company’s insurance coverage will be adequate, or that insurance coverage will continue to be available on terms acceptable to the Company, or that the Company can obtain indemnification arrangements or otherwise be able to limit its liability risk.

13.
The Company’s clinical research services business involves the introduction of experimental pharmaceutical compounds into consenting human volunteers during studies of such compounds. This activity may expose the Company to liability based upon adverse reactions of these volunteers to the compounds being tested. The Company seeks to manage its liability risk through contractual provisions with human clinical trial volunteers requiring the volunteers to hold the Company harmless by maintaining insurance against these claims and requesting indemnification by the study sponsor. The Company bears the risk that any liability arising from its human clinical trial activity would exceed the amount of applicable insurance. There can be no assurance that the Company’s insurance coverage will be adequate, or that insurance coverage will continue to be available on terms acceptable to the Company, or that the Company can obtain hold-harmless agreements with volunteers or otherwise be able to limit its liability risk.

14.
The Company’s growth strategy includes making selective strategic acquisitions of assets or business entities engaged in similar or complementary lines of business, including the acquisition of certain assets of Pharmakinetics Laboratories, Inc. completed in June 2003 and LC Resources, Inc. completed in December, 2002. If the Company issues its common shares in these acquisitions, the voting power of existing shareholders of the Company will be diluted. Moreover, depending on the level of earnings of the target company and the number of shares of the Company issued in the transactions, the Company’s earnings per share may also be diluted. The Company and other companies in the industry have encountered the following difficulties in implementing strategic acquisitions: (i) identification, negotiation, completion and integration of these acquisitions require significant commitments of capital and management time and attention; (ii) expected benefits from the acquisition may not be fully realized, or realized within the expected time frame, or at all, due to lower than expected revenues following the merger; (iii) there may be greater than expected costs or difficulties related to completing the acquisition and, following the acquisition, to the integration of the businesses. Failure to successfully implement or integrate one or more strategic acquisitions may have a material adverse effect on the business and financial condition of the Company.

15.
Since October 1, 2002 the Company has applied the Financial Accounting Standards Board’s SFAS 142, “Goodwill and Other Intangible Assets”, which establishes new accounting and reporting requirements for goodwill and other intangible assets. SFAS 142 requires that all intangible assets acquired that are obtained through contractual or legal right, or are capable of being separately sold, transferred, licensed, rented or exchanged must be recognized as an asset apart from goodwill. Goodwill and intangibles with indefinite lives are no longer amortized, but are subject to an annual assessment for impairment by applying a fair value based test. Through September 30, 2004 the Company has completed the required fair value based impairment tests on its acquired goodwill, and the tests have indicated that the fair value of the goodwill is equivalent to or greater than the recorded value as of such dates; therefore, no adjustment has been made to the carrying value of the goodwill in the Company’s financial statements. However, there is a risk that in the future the fair value based impairment testing will result in a conclusion that the goodwill of an asset is not equivalent to or greater than the recorded value, and the Company will be required to write down the value, which could materially reduce or eliminate earnings in a quarter.

16.
The current regulatory environment for business continues to evolve toward more stringent oversight. This has placed a legal, audit, and accounting burden on small public companies that may be disproportionate to shareholder risk. Although the Company is meeting and plans to continue meeting regulatory expectations, it cannot be assured that this changing burden will not continue to further reduce earnings.

17.
The US Department of Health and Human Services has issued regulations under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”). These regulations demand greater patient privacy and confidentiality. Some state governments are considering more stringent regulations. These regulations might require the company to increase its investment in security or limit the services it offers. The Company could be found legally liable if it fails to meet existing or proposed regulation on privacy and security of health information.

18.	The Company’s business may become subject to other risk factors which may be identified from time to time in the Company’s periodic SEC filings and other public announcements.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statement. The Company does not intend to update forward-looking statements.